Exhibit 99.1

Investor Contact:

Kelsey Turcotte

The Blueshirt Group

(917) 842-0334

Kelsey@blueshirtgroup.com

Kornit Digital Reports First Quarter 2020 Results

Textile Industry at Inflection Point

•	First quarter revenue of $26.2 million, net of non-cash warrants impact of $0.6 million
•	First quarter 2020 GAAP operating loss of $13.0 million; Non-GAAP operating loss of $10.5 million, including $0.6 million attributed to the non-cash impact of warrants
•	First quarter 2020 performance reflects immediate short-term impact of COVID-19
•	High confidence in delivering year-over-year growth for the second half of 2020

Rosh-Ha’Ayin, Israel – May 19, 2020 – Kornit Digital Ltd. (NASDAQ: KRNT), a leading provider of digital printing solutions for the global textile industry, today reported results for the first quarter ended March 31, 2020.

“While our first quarter 2020 results were significantly impacted by efforts to contain COVID-19, we are very encouraged by the global reopening of the economy and see a clear path to reaccelerating top line growth,” said Ronen Samuel, Kornit Digital’s Chief Executive Officer. “The broader market disruption of the last few months has created an inflection point in the textile industry, further accelerating the shift to e-commerce and exposing the inherent supply chain challenges faced by traditional retail. There is a need across all segments for flexible inventory management, all of which is driving an increased need for on-demand digital production and decoration of textiles in a sustainable way.”

Samuel continued, “We believe this short-term dislocation moves the market more quickly in our direction and is reflected in our strengthening pipeline. Looking at the balance of fiscal 2020, we expect that customers will accelerate their investments in Kornit as they prepare for peak activity. I am more confident than ever in our value proposition and our leadership position. Kornit is very well positioned to seize the market opportunity ahead of us, and we expect to deliver year-over-year growth for the second half of 2020.”

2019 GAAP and Non-GAAP figures in today’s press release are presented using a different valuation basis for the warrants impact compared to previous years as a result of the recently issued accounting standards update (ASU 2019-08).

The following table compares the adverse, non-cash impact that our outstanding warrants had on our results of operations during the first quarter of 2020 and 2019, respectively:

First Quarter Warrants Impact

	Three Months Ended
	March 31,
	2020				2019
	Net of Warrants Impact		Warrants Impact		Net of Warrants Impact		Warrants Impact

Revenue	$26.2	M	$0.6	M	$38.6	M	$0.6	M
Non-GAAP Gross Margin	33.0%		141	bps	45.5%		78	bps
Non-GAAP Operating Margin	(40.1%)		295	bps	5.3%		135	bps
Non-GAAP Net Margin	(34.0%)		282	bps	4.2%		137	bps
Non-GAAP Diluted Earnings (Loss) Per Share	($0.22)		$0.02		$0.04		$0.02

“Early on we made the decision to maintain investment in the infrastructure to support the significant growth we expect in the near future and are as ready as ever to support our customers and partners as they reopen their businesses,” said Guy Avidan, Kornit Digital’s Chief Financial Officer. “The market is moving quickly in our direction and this focus on efficient execution has allowed us to continue investing in innovation and long-term opportunities that will further enhance our market leadership. We believe this was the right approach and are very optimistic as we look at the remainder of the year and beyond.”

First Quarter 2020 Results of Operations

•	Total revenue for the first quarter of 2020 decreased to $26.2 million, net of $0.6 million attributed to the non-cash impact of warrants, compared to $ 38.6 million, net of $0.6 million attributed to the non-cash impact of warrants in the prior year period.
•	GAAP net loss for the first quarter of 2020 was $10.1 million, or $0.25 per diluted share, compared to net loss of $1.2 million, or $0.03 per diluted share, for the first quarter of 2019.
•	Non-GAAP net loss for the first quarter 2020 was $8.9 million, or $0.22 per diluted share, including $0.02 per diluted share attributed to the non-cash impact of warrants, compared to non-GAAP net income of $1.6 million, or $0.04 per diluted share, net of $0.02 per diluted share attributed to the non-cash impact of warrants, for the first quarter of 2019.

Second Quarter 2020 Guidance

The Company will discuss its expectations for the second quarter and the balance of 2020 live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com, as referenced below.

Conference Call Information

The Company will host a conference call today at 5:00 p.m. ET, or 12:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or +1-201-689-8263 The toll-free Israeli number is 1 809 406 247. The confirmation code is 13702439.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 13702439. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, May 19, 2020, until 11:59 p.m. ET on Tuesday, June 2, 2020. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration of the global COVID-19 pandemic, which, if extensive, may continue to impact, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers; the degree of our success in developing, introducing and selling new or improved products and product enhancements including specifically our Poly Pro and Presto products the extent of our ability to consummate sales to large accounts with multi-system delivery plans, the degree of our ability to fill orders for our systems, the extent of our ability to continue to increase sales of our systems, ink and consumables, the extent of our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, the availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, the extent of our success in marketing, and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission on March 23, 2020. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, acquisition related expenses, excess cost of acquired inventory, foreign exchange differences associated with ASC 842, amortization of acquired intangible assets, deferred tax impact and the one-time impact of COVID-19, and the tax effect of the foregoing. The purpose of such adjustments is to provide an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the Non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ: KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2002, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$63,477	$40,743
Short-term bank deposit	81,150	95,000
Marketable securities	21,088	32,567
Trade receivables, net	32,846	40,510
Inventory	46,599	37,477
Other accounts receivable and prepaid expenses	7,872	6,985
Total current assets	253,032	253,282

LONG-TERM ASSETS:
Marketable securities	81,828	95,393
Deposits and prepaid expenses	349	356
Severance pay fund	280	301
Deferred taxes	8,946	7,781
Property,plant and equipment, net	21,449	17,489
Operating lease right-of-use assets	23,512	22,806
Intangible assets, net	2,380	2,494
Goodwill	5,564	5,564
Total long-term assets	144,308	152,184

Total assets	$397,340	$405,466

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$22,969	$23,449
Employees and payroll accruals	8,747	9,165
Deferred revenues and advances from customers	2,576	2,688
Operating lease liabilities	3,728	3,902
Other payables and accrued expenses	5,985	6,373
Total current liabilities	44,005	45,577

LONG-TERM LIABILITIES:
Accrued severance pay	985	1,035
Operating lease liabilities	19,565	19,231
Other long-term liabilities	1,190	1,320
Total long-term liabilities	21,740	21,586

SHAREHOLDERS’ EQUITY	331,595	338,303

Total liabilities and shareholders’ equity	$397,340	$405,466

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)

Revenues
Products	$22,387	$32,244
Services	3,825	6,346
Total revenues	26,212	38,590

Cost of revenues
Products	12,156	16,422
Services	6,028	6,441
Total cost of revenues	18,184	22,863

Gross profit	8,028	15,727

Operating expenses:
Research and development	6,483	5,467
Selling and marketing	8,497	7,268
General and administrative	6,070	4,043
Total operating	21,050	16,778
Operating income	(13,022)	(1,051)
Financial income, net	2,205	(4)
Income before taxes on income	(10,817)	(1,055)

Taxes on income (benefit)	(763)	105
Net income	(10,054)	(1,160)

Basic net income per share	$(0.25)	$(0.03)

Weighted average number of shares used in computing basic net income per share	40,762,688	35,127,377

Diluted net income per share	$(0.25)	$(0.03)

Weighted average number of shares used in computing diluted net income per share	40,762,688	35,127,377

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)

GAAP cost of revenues	$18,184	$22,863
Cost of product recorded for share-based compensation (1)	(214)	(108)
Cost of service recorded for share-based compensation (1)	(150)	(114)
Intangible assets amortization on cost of product (3)	(25)	(25)
Excess cost of product on acquired inventory (a)	-	(1,554)
Acquisition related expenses (2)	-	(28)
COVID-19 one time impact (4)	(244)	-
Non-GAAP cost of revenues	$17,551	$21,034

GAAP gross profit	$8,028	$15,727
Gross profit adjustments	633	1,829
Non-GAAP gross profit	$8,661	$17,556

GAAP operating expenses	$21,050	$16,778
Share-based compensation (1)	(1,744)	(1,078)
Acquisition related expenses (2)	-	(57)
Intangible assets amortization (3)	(135)	(129)
COVID-19 one time impact (4)	(11)	-
Non-GAAP operating expenses	$19,160	$15,514

GAAP Financial income	$2,205	$(4)
Foreign exchange losses associated with ASC 842	(610)	335
Non-GAAP Financial income	$1,595	$331

GAAP Taxes on income (benefit)	$(763)	$105
Tax effect on to the above non-GAAP adjustments	(82)	489
Tax benefit (b)	846	165
Non-GAAP Taxes on income	$1	$759

GAAP net income	$(10,054)	$(1,160)
Share-based compensation	2,108	1,300
Acquisition related expenses (2)	-	85
Intangible assets amortization (3)	160	154
COVID-19 one time impact (4)	255	-
Excess cost of product on acquired inventory (a)	-	1,554
Foreign exchange losses associated with ASC 842	(610)	335
Tax effect on to the above non-GAAP adjustments	82	(489)
Deferred taxes on income (benefit) (b)	(846)	(165)
Non-GAAP net income	$(8,905)	$1,614

GAAP diluted earning per share	$(0.25)	$(0.03)

Non-GAAP diluted earning per share	$(0.22)	$0.04

Weighted average number of shares

Shares used in computing GAAP diluted net earning per share	40,762,688	35,127,377

Shares used in computing Non-GAAP diluted net earning per share	40,762,688	36,431,015

(1) Share-based compensation
Cost of product revenues	214	108
Cost of service revenues	150	114
Research and development	344	255
Selling and marketing	641	315
General and administrative	759	508
	2,108	1,300
(2) Acquisition related expenses
Cost of product revenues	-	28
Selling and marketing	-	14
General and administrative	-	43
	-	85
(3) Intangible assets amortization
Cost of product revenues	25	25
Selling and marketing	135	129
	160	154
(4) COVID-19 one time impact
Cost of product revenues	244	-
Selling and marketing	11	-
	255	-

(a)	Consists of charges to cost of revenues for the difference between the higher carrying cost of the acquired inventory from a distributor purchased on February 8, 2019 which was recorded at fair value and the standard cost of the Company’s inventory, which adversely impacts the Company’s gross profit.

(b)	Non cash impact related to the recognition of deferred taxes with respect to carryforward losses in Israel.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)

Cash flows from operating activities:

Net loss	$(10,054)	$(1,160)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,101	1,081
Fair value of warrants deducted from revenues	565	560
Share-based compensation	2,108	1,300
Amortization of premium (discount) on marketable securities	89	(34)
Realized gain on sale of marketable securities	(102)	-
Decrease (increase) in trade receivables	7,385	(4,141)
Decrease (increase) in other receivables and prepaid expenses	(979)	1,282
Increase in inventory	(9,503)	(1,603)
Decrease in operating leases right-of-use assets	63	24
Increase in deferred taxes, net	(1,106)	(186)
Decrease in other long term assets	5	210
Increase (decrease) in trade payables	(1,504)	2,668
Increase (decrease) in operating lease liabilities	(609)	335
Increase (decrease) in employees and payroll accruals	(353)	1,126
Decrease in deferred revenues and advances from customers	(95)	(1,321)
Increase (decrease) in other payables and accrued expenses	(360)	347
Increase (decrease) in accrued severance pay, net	(29)	(37)
Decrease in other long term liabilities	(130)	(198)
Loss from sale and disposal of property and Equipment	75	-
Foreign currency translation income on inter company balances with foreign subsidiaries	310	193

Net cash provided by (used in) operating activities	(13,123)	446

Cash flows from investing activities:

Purchase of property and equipment	(3,575)	(654)
Acquisition of intangible assets and capitalization of software development costs	(81)	-
Proceeds from sale of property and equipment	4	-
Cash paid in connection with acquisition	-	(4,715)
Decrease (increase) in bank deposits	13,850	(9,000)
Proceeds from sale of marketable securities	20,802	638
Proceeds from maturity of marketable securities	12,102	500
Purchase of marketable securities	(8,741)	(44,599)

Net cash provided by (used in) investing activities	34,361	(57,830)

Cash flows from financing activities:

Exercise of employee stock options	1,568	1,144
Payments related to shares withheld for taxes	(53)	-
Payment of contingent consideration	-	(303)

Net cash provided by financing activities	1,515	841

Foreign currency translation adjustments on cash and cash equivalents	(19)	(30)
Increase (decrease) in cash and cash equivalents	22,734	(56,573)
Cash and cash equivalents at the beginning of the period	40,743	74,132
Cash and cash equivalents at the end of the period	63,477	17,559

Non-cash investing and financing activities:

Purchase of property and equipment on credit	1,909	277
Inventory transferred to be used as property and equipment	298	-
Lease liabilities arising from obtaining right-of-use assets	1,653	-
Capitalization of software development costs	40	-